Exhibit (a)(5)(C)
Q AND A FOR MIRANT.COM
(Audience: Individual and Institutional Investors)
The Company’s offer to buy shares of Mirant common stock is made only by the offer to purchase and related materials that Mirant previously distributed to its stockholders. We urge stockholders to read those materials carefully prior to making any decision regarding the offer because they contain important information, including the various terms and conditions of the offer. Stockholders may obtain the offer to purchase and related materials at no charge at the SEC’s website at www.sec.gov or from our information agent, Innisfree M&A Incorporated.
Q. What does Mirant’s announcement to launch a modified Dutch Auction tender offer mean?
A. On July 11th, 2006, Mirant launched a modified Dutch Auction tender offer for up to 43 million shares of Mirant common stock. Under this tender offer, Mirant’s shareholders will be given the opportunity to sell all or a portion of their shares of Mirant common stock to Mirant at a price not less than $25.75 and not greater than $29.00 per share, subject to the conditions and limitations described in the tender offer materials. The tender offer will expire on August 21, 2006, at 5:00 pm, New York City time, unless extended by Mirant.
The tender offer is extended to holders of Mirant common stock. Warrants cannot directly be tendered. However, if holders exercise their warrants, the shares received upon the exercise would be eligible for the tender offer.
All shareholders will receive detailed materials in the mail with instructions on how to participate in the tender offer if you so choose. For shareholders wishing to participate in the tender offer, please follow the instructions contained in these materials.
If you are an individual shareholder and have questions about the tender offer, please direct them to Mellon Investor Services at 866-463-1222.
If you are an institutional shareholder and have questions about the tender offer, please direct them to Innisfree M&A at 212-750-5833.
The full tender offer document LINK TO DOCUMENT is also available on our website. This “Q and A” is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Mirant’s common stock.